

August 18, 2011

Via E-mail
Shameze Rampertab
Vice President Finance and Chief Financial Officer
Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario M9W 5X2

> **Re:** **Intellipharmaceutics International Inc.**
> **Annual Report on Form 20-F**
> **Filed May 31, 2011**
> **File No. 000-53805**

Dear Mr. Rampertab:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by either providing the requested information or by advising us when you will do so. Also, if you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 10. Additional Information

Material Contracts, page 68

1. We note your risk factor disclosure on page 7 with respect to your significant dependence on Par Pharmaceutical for the prosecution, regulatory approval and commercialization of dexmethylphenidate XR generic, your most advanced product candidate. As such, the underlying license and commercialization agreement with Par Pharmaceutical appears to be an agreement upon which you are substantially dependent. Please file this license and commercialization agreement as an exhibit as required under Instruction 4(b)(i) to the Instructions to Exhibits in Form 20-F. In the alternative, please provide us with a detailed analysis as to why you are not required to file this agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director